DB

SE(

19010232

OMB APPROVAL
OMB Number: 3235-0123
Expires: August 31, 2020
Estimated average burden hours per response. 12.00

SEC Mail Processing
MAR 15 2019
Washington DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68469

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/1/18** (MM/DD/YY) AND ENDING **12/31/18** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Woodside Capital Securities LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2650 Birch Street, Suite 100

(No. and Street)

Palo Alto	**California**	**94306**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Rudy E. Burger **(650) 513-2755**

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cropper Accountancy Corporation

(Name – *if individual, state last, first, middle name*)

2700 Ygnacio Valley Road, Suite 270	**Walnut Creek**	**California**	**94598**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS

OATH OR AFFIRMATION

I, **Rudy E. Burger**, affirm that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Woodside Capital Securities LLC**, as of **December 31, 2018**, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

R. E. Burger

Signature

Managing Partner

Title

See Attached Jurat

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in section 210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JURAT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of SANTA CLARA

Subscribed and sworn to (or affirmed) before me on this 14th day of MARCH 2019, by RUDY E. BURGER,

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

CATHY M. WONG
COMM. #2241814
Notary Public - California
Santa Clara County
My Comm. Expires June 4, 2022
NR01

(Seal) Signature [signature]

Optional information. This certificate is attached to:

Title or type of document: U.S. SEC ANNUAL AUDITED REPORT FORM X-17A-5 PART III JAN 1, 2018 - DEC. 31, 2018

Number of pages: 23

Date of document: NONE

Signer(s) other than named above: NONE

Notary phone number: 650-290-3550 or 408-355-3700

WOODSIDE CAPITAL SECURITIES LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2018

WOODSIDE CAPITAL SECURITIES LLC

TABLE OF CONTENTS

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

office location
2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598

(925) 932-3860 tel

mailing address
2977 Ygnacio Valley Rd, PMB 460
Walnut Creek, CA 94598

(925) 476-9930 efax

www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Woodside Capital Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Woodside Capital Securities, LLC (the "Company") as of December 31, 2018, and the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America (GAAP).

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement whether due to error or fraud. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to fraud or error, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Engagement Partner Disclosure

The engagement partner on our audit for the year ended December 31, 2018 was John Cropper. Cropper Accountancy Corporation has served as the Company's auditor since 2018.

Other Information

The supplemental information contained in Schedule I – Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities and Exchange Act of 1934 ("SEA") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
March 13, 2019

WOODSIDE CAPITAL SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

ASSETS

Cash	$	480,724
Accounts receivable		500
Due from officer		45,000
Prepaid expenses		4,350
Total assets	$	530,574

LIABILITIES AND MEMBER'S EQUITY

Liabilities		
Accounts payable and accrued expenses	$	15,949
Commissions payable		50,000
Payable to member		53,865
Total liabilities		119,814
Member's equity		410,760
Total liabilities and member's equity	$	530,574

The accompanying notes are an integral part of these financial statements.

WOODSIDE CAPITAL SECURITIES LLC

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2018

REVENUE	
Investment banking fees	$ 3,022,199
Interest and other income	760
Total revenue	3,022,959
EXPENSES	
Commissions	1,091,215
Professional fees	29,367
Regulatory fees	17,829
Other operating expenses	8,588
Total expenses	1,146,999
Net income	$ 1,875,960

The accompanying notes are an integral part of these financial statements.

WOODSIDE CAPITAL SECURITIES LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2018

Member's equity, as of January 1, 2018	$	627,775
Distributions		(2,092,975)
Net income		1,875,960
Member's equity, as of December 31, 2018	$	410,760

The accompanying notes are an integral part of these financial statements.

WOODSIDE CAPITAL SECURITIES LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2018

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 1,875,960
Adjustments to reconcile net income to net cash provided by operating activities:	
(Increase) decrease in:	
Accounts receivable	108,699
Due from officer	(45,000)
Prepaid expenses	(2,735)
Increase (decrease) in:	
Accounts payable and accrued expenses	5,183
Commissions payable	(37,908)
Payable to member	(25,215)
Net cash provided by operating activities	1,878,984
CASH FLOWS FROM FINANCING ACTIVITIES	
Distributions	(2,092,975)
Net cash used in financing activities	(2,092,975)
Net decrease in cash	(213,991)
Cash, beginning of year	694,715
Cash, end of year	$ 480,724

The accompanying notes are an integral part of these financial statements.

NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2018

1. Organization and Operation

Woodside Capital Securities LLC (the "Company") is a Delaware limited liability company formed in August 2009 and wholly owned by Woodside Capital Partners International LLC (the "Member"). As a limited liability company, the liability of the Member is limited to the value of the membership interest. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority, Inc. ("FINRA") on October 28, 2010.

The Company, located in Palo Alto, California, acts as an intermediary and advisor in merger and acquisition transactions executed in the software, hardware, and life sciences marketplaces. The Company also performs market research that is sold to institutional investors.

2. Significant Accounting Policies

Basis of Presentation
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP may require management to make estimates and assumptions that affect certain reported amounts and disclosures during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments
Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments approximate the carrying values of such amounts. The Company has no financial instruments that are required to be recorded at fair value on a recurring basis.

Cash and Cash Equivalents
For purposes of the statement of cash flows, the Company considers all highly liquid investments, with a maturity of three months or less at the time of purchase, to be cash equivalents. As of December 31, 2018, there are no cash equivalents.

Accounts Receivable
Accounts receivable represent amounts that have been billed to clients in accordance with the Company's engagement letters with respective clients that have not yet been collected. Management reviews accounts receivable and sets up an allowance for doubtful account when collection of a receivable becomes unlikely. As of December 31, 2018, the Company considers accounts receivable to be fully collectible and, accordingly, no allowance for doubtful accounts has been provided.

Income Taxes
The Company is a single member limited liability company and is treated as a disregarded entity for tax purposes. In lieu of income taxes, the Company passes 100% of its taxable income and expenses to the Member. Therefore, no provision or liability for federal or state income taxes is included in these financial statements. The Company is, however, subject to the annual California limited liability company tax of $800 and a California limited liability company fee based on gross revenue. The Company is no longer subject to examination by taxing authorities for tax years before 2014.

3. New Accounting Pronouncements

Recently Issued Accounting Guidance, Not Yet Adopted

ASU 2016-13 *Measurement of Credit Losses on Financial Instruments* ("ASU 2016-13")
In June 2016, the FASB issued ASU 2016-13 which will change the impairment model for most financial assets and require additional disclosures. The amended guidance requires financial assets that are measured at amortized cost be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial assets. The amended guidance also requires us to consider historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount in estimating credit losses. ASU 2016-13 is effective for us commencing in the first quarter of fiscal 2020 and will be applied through a cumulative-effect adjustment to retained earnings at the beginning of the year of adoption. Early adoption is permitted. We are evaluating the impact of the adoption of this standard on our financial statements and do not expect a material impact.

Recently Adopted Accounting Guidance

ASU 2014-09 *Revenue from Contracts with Customers* ("ASU 2014-09")
Effective January 1, 2018, the Company adopted ASU 2014-09, which provides accounting guidance on the recognition of revenues from contracts and requires gross presentation of certain costs that were previously offset against revenue. The Company has applied ASU 2014-09 using the full retrospective method with the cumulative effect of initial application recognized as an adjustment to beginning retained earnings. As a result, there was no beginning balance effect on the financial statements for the year ended December 31, 2018.

The scope of the accounting update does not apply to revenue associated with financial instruments and, as a result, will not have an impact on the elements of the statement of operations most closely associated with financial instruments, including interest income and interest expense.

See Note 5 for detail on how the new revenue standard primarily impacts revenue recognition and presentation accounting policies.

4. Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash. For the year ended December 31, 2018, the Company maintains cash balances which, at times, may exceed federally insured limits ("FDIC") of $250,000 per bank. At December 31, 2018, cash exceeded FDIC limits by $232,193.

For the year ended December 31, 2018, 95% of fee income was earned from four clients. As of December 31, 2018, 100% of accounts receivable was due from one client.

5. Revenues from Contracts with Customers

Revenue from contracts with customers is recognized when, or as, the Company satisfies performance obligations by transferring the promised goods or services to the customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied over time is recognized by measuring progress in satisfying the performance obligation in a manner that depicts the transfer of the goods or services to the customer. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time when it is determined the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration the Company expects to be entitled to in exchange for those promised goods or services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur and when the uncertainties with respect to the amount are resolved. In determining when to include variable consideration in the transaction price, the Company considers the range of possible outcomes, the predictive value of past experiences, the time period of when uncertainties expect to be resolved and the amount of consideration that is susceptible to factors outside of the Company's influence, such as market volatility or the judgment and actions of third parties.

The following provides detailed information on the recognition of revenues from contracts with customers:

Investment Banking Fees
Financial advisory service revenue can be both fixed and variable and is recognized at a point in time. Consulting fees from research advisory engagements are fixed fees recognized at a point in time when the agreed upon performance obligation is complete. Success fees from investment banking engagements are typically variable fees recognized at a point in time on the transaction closing date since the related performance obligation has been satisfied upon completion.

Disaggregation of Revenue
The following table presents the Company's fee income separated between revenue from contracts with customers by business activity for the year ended December 31, 2018:

Revenue from contracts with customers:	
Investment banking fees – success fees	$ 2,945,257
Investment banking fees – research advisory fees	76,942
Total revenue from contracts with customers	$ 3,022,199

5. Revenues from Contracts with Customers *(continued)*

Information on Remaining Performance Obligations and Revenue Recognized from Past Performance

Information is not disclosed about remaining performance obligations pertaining to contracts that have an original expected duration of one year or less. The transaction price allocated to remaining unsatisfied or partially unsatisfied performance obligations with an original expected duration exceeding one year was not material at December 31, 2018. Investment banking fees that are contingent upon completion of a specific milestones are also excluded as the fees are considered variable and there may be a significant revenue reversal if those milestones are not met.

Contract Balances

Income is recognized upon completion of the related performance obligation and when an unconditional right to payment exists. The timing of revenue recognition may differ from the timing of customer payments. A receivable is recognized when a performance obligation is met prior to receiving payment by the customer. Receivables related to revenue from contracts with customers were $109,199 and $500 as of January 1, 2018 and December 31, 2018, respectively.

Alternatively, fees received prior to the completion of the performance obligation are recorded as deferred revenue on the statement of financial condition until such time when the performance obligation is met. There was no deferred revenue as of January 1, 2018 and December 31, 2018, respectively.

Contract Costs

All non-reimbursable investment banking advisory related expenses are expensed as incurred and recognized within their respective expense category on the statement of income.

6. Related Party Transactions

On September 7, 2010, the Company entered into an expense sharing agreement with the Member. Per this agreement, the Member paid most overhead expenses including rent for the Company. The Company has no obligation to reimburse or compensate the Member for the year ended December 31, 2018.

Reimbursable expenses associated with investment banking advisory engagements are incurred by the Member. The Member incurs, bills, and collects these reimbursable expenses directly from the Company's clients.

The Company's results of operations and financial position could differ significantly from those that would have been obtained if the entities were autonomous.

7. Net Capital Requirements

The Company is subject to the SEC's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2018, the Company's net capital was $360,910 which exceeded the requirement by $352,922.

8. Subsequent Events

The Company has evaluated subsequent events through the date the financial statements were available for issuance and has determined there were no material subsequent events to disclose.

SUPPORTING SCHEDULES

PURSUANT TO RULE 17a-5 UNDER THE SECURITIES EXCHANGE ACT OF 1934

WOODSIDE CAPITAL SECURITIES LLC

SCHEDULE I

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 ("SEA")

AS OF DECEMBER 31, 2018

NET CAPITAL

Total member's equity		$	410,760
Deductions and/or charges:			
Non-allowable assets:			
Accounts receivable	500		
Due from officer	45,000		
Prepaid expenses	4,350		
Total deductions and/or charges			49,850
Net capital		$	360,910

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required of 6-2/3% of aggregate indebtedness of $119,814 or $5,000, whichever is greater		7,988
Excess of net capital over minimum requirement	$	352,922
Aggregate indebtedness		
Accounts payable and accrued expenses		15,949
Commissions payable		50,000
Payable to member		53,865
Total aggregate indebtedness	$	119,814
Percent of aggregate indebtedness to net capital		33.20%

RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER SEA RULE 15c3-1

AS OF DECEMBER 31, 2018

Net capital, as reported in Company's Part II of Form X-17-A-5 as of December 31, 2018	$	331,005
Increase in equity		29,905
Net Capital per above computation	$	360,910

WOODSIDE CAPITAL SECURITIES LLC

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER SEA RULE 15c3-3

FOR THE YEAR ENDED DECEMBER 31, 2018

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(i). All transactions are processed in accordance with Rule 15c3-1(a)(2).

SCHEDULE III

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER SEA RULE 15c3-3

FOR THE YEAR ENDED DECEMBER 31, 2018

The Company is engaged in private placements of securities and merger and acquisitions advisory services. The Company carried no customer accounts on its books nor had possession of customer securities.

REPORT ON EXEMPTION PROVISIONS

PURSUANT TO RULE 17 C.F.R. §240.15C3-3(K)

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

office location
2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598

(925) 932-3860 tel

mailing address
2977 Ygnacio Valley Rd, PMB 460
Walnut Creek, CA 94598

(925) 476-9930 efax

www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Woodside Capital Securities, LLC

We have reviewed management's statements, included in the accompanying SEA Rule 15c3-3 Exemption Report, in which (1) Woodside Capital Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Woodside Capital Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (exemption provisions) and (2) Woodside Capital Securities, LLC stated that Woodside Capital Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Woodside Capital Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Woodside Capital Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Engagement Partner Disclosure

The engagement partner on our audit for the year ended December 31, 2018 was John Cropper. Cropper Accountancy Corporation has served as the Company's auditor since 2018.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
March 13, 2019

WCS

SEA RULE 15c3-3 EXEMPTION REPORT

March 13, 2019

I, Rudy E. Burger, Managing Director and Chief Compliance Officer of Woodside Capital Securities LLC (the "Company") represent the following:

1. The Company claims the k(2)(i) exemption from 17 C.F.R. §240.15c3-3k(2)(i);

2. The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3k(2)(i) throughout the most recent fiscal year ending December 31, 2018 without exception; and

3. There were no exceptions during the most recent fiscal year in meeting the identified exemption provisions in 17 C.F.R. §240.15c3-3k(2)(i).

I affirm that, to my best knowledge and belief, this Exemption Report is true and correct. The Company does not handle cash or securities on behalf of customers.

Respectfully submitted,

Rudy E. Burger
Managing Director & Chief Compliance Officer

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

office location
2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598

(925) 932-3860 tel

mailing address
2977 Ygnacio Valley Rd, PMB 460
Walnut Creek, CA 94598

(925) 476-9930 efax

www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Member
of Woodside Capital Securities, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Woodside Capital Securities, LLC and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Woodside Capital Securities, LLC for the year ended December 31, 2018, solely to assist you and SIPC in evaluating Woodside Capital Securities, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Woodside Capital Securities, LLC's management is responsible for Woodside Capital Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2018 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2018, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
March 13, 2019

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(36-REV 12/18)

For the fiscal year ended 12/31/2018
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

14*15*******2885*******************MIXED AADC 220
68469 FINRA DEC
WOODSIDE CAPITAL SECURITIES LLC
1950 UNIVERSITY AVE STE 150 STE
EAST PALO ALTO, CA 94303-2285

New address:
2650 Birch Street, Ste 100
Palo Alto, CA 94306

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Rudy Burger 650-513-5755

2. A. General Assessment (item 2e from page 2) $ 4534

B. Less payment made with SIPC-6 filed (exclude interest) (3623)

Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 911

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☑ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $ 911

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Woodside Capital Securities LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 23 day of January, 2019.

Chief Compliance Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2018
and ending 12/31/2018

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 3,022,959
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Interest (Deductions in excess of $100,000 require documentation)	77
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$ 3,022,882
2e. General Assessment @ .0015	$ 4534 (to page 1, line 2.A.)